Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
TransAlta Corporation 110 – 12th Avenue SW Calgary, Alberta T2P 2M1

Item 2.	Date of Material Change
February 20, 2014

Item 3.	News Release
Press release disseminated via Marketwire on February 20, 2014

Item 4.	Summary of Material Change

On February 20, 2014, TransAlta Corporation (“TransAlta” or the “Corporation”) announced two significant initiatives: the sale of its 50 per cent interest in CE Generation, Blackrock development and Wailuku to its partner MidAmerican Renewables for USD$193.5 million and the resizing of its dividend to an annualized amount of $0.72 per common share.

Item 5.	Full Description of Material Change

1

On February 20, 2014, TransAlta announced two significant initiatives: the sale of its 50 per cent interest in CE Generation, Blackrock development and Wailuku to its partner in these holdings, MidAmerican Renewables, for USD$193.5 million, and the resizing of its dividend to an annualized amount of $0.72 per common share. These initiatives have been undertaken to enhance the Corporation’s financial strength to grow, to provide a solid and sustainable dividend, and to ensure a strong balance sheet throughout the commodity cycle. Specifically, these two initiatives are expected to deliver a number of key benefits to security holders, including:

•         Increasing cash flow per share

•         Providing an attractive, sustainable dividend

•         Improving the Corporation’s credit metrics and balance sheet

•         Generating an additional $120 million per year in free cash flow

•         Creating a stronger financial base for growing TransAlta and maintaining a strong balance sheet throughout the commodity cycle

This report contains forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta. In particular, this report contains forward-looking statements pertaining to the sale of the Corporation’s interest in CE Generation, Blackrock development and Wailuku to MidAmerican Renewables as well as the expected impact of the sale and the resizing of its dividend on the Corporation’s expectations for its free cash flow. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost-effective manner or timely manner, the effects of weather, disruptions in the source of fuels, water or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices, general economic conditions in geographic areas where TransAlta operates and successful completion of the conditions applicable to the sale of CE Generation, Blackrock development and Wailuku.

Item 6.	Reliance on Section 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer

The name and business number of the executive officer who is knowledgeable about the material change and this report is:

Maryse St.-Laurent

Vice-President and Corporate Secretary

Telephone: (403) 267-7110

Item 9.	Date of Report
February 26, 2014

2